UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 17, 2010

SONOMA VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	**000-31929**	**68-0454068**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

202 West Napa Street, Sonoma, California   95476
(Address of principal executive offices)   (Zip Code)

(707) 935-3200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition**

The information required by this item is contained in Item 4.02 of this current report on Form 8-K and is incorporated herein by reference.

Item 4.02   **Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review**.

(a) On February 17, 2010, the Audit Committee of Sonoma Valley Bancorp ("Company") concluded, based upon the recommendation of management and the findings of a recent bank regulatory examination, that the Company's previously issued financial statements as of and for the three and nine month periods ended September 30, 2009, as reported in the Company's Quarterly Report on Form 10-Q, can no longer be relied upon. This determination was made in connection with an examination by banking regulators of Sonoma Valley Bank, the Company's wholly-owed subsidiary ("Bank"). The Company's prior earnings and press releases and similar communications should no longer be relied upon to the extent they are related to these financial statements.

As a result of this determination, the Company intends to amend its Form 10-Q for the quarter ended September 30, 2009 no later than March 31, 2010. The Bank also intends to promptly amend its call report for the quarter ended September 30, 2009 to reflect this same adjustment.

Commencing after the date of the original filing of the Company's Form 10-Q for the quarter ended September 30, 2009, bank examiners began their normal and periodic on-site examination of the Bank. At the conclusion of the on-site work by the examiners, the examiners advised the Company that certain impaired loans that had been restructured by the Bank should be valued using collateral values which had declined due to market conditions, resulting in additional loan charge-offs and provisions for loan losses related to the reclassified loans. In addition, the examiners advised the Company that certain restructured loans should be placed in non-accrual status and directed that the Company reverse interest income previously recognized on these loans. The bank examiners directed the Bank to amend its call report for the quarter ended September 30, 2009, to reflect these adjustments. After discussing the requested adjustments with its outside independent accountants and the Company's Audit Committee, management determined that the Company should record additional loss reserves, charge offs, and a reversal of interest income in the quarter ended September 30, 2009, and reflect the additional non-accrual and impaired loans in its financial statements as of September 30, 2009.

As of the date of this filing and based on the Company's initial estimates, the Company anticipates the following changes to the previously reported financial results:

· The Company's net loss after tax available to common shareholders for the three months ended September 30, 2009, will increase from $495,180 to approximately $19.0 million. Earnings per basic share (EPBS) available to common shareholders for the third quarter of 2009, originally reported to be a loss of $0.22, will increase to a loss of approximately $8.27. Due to the adjustments in the third quarter of 2009 financial results, the Company's after tax net loss available to common shareholders for the nine months ended September 30, 2009, is expected to increase from $1.6 million to approximately $20.1 million, and EPBS available to common shareholders, originally reported as a loss of $0.70, is now projected to increase to a loss of approximately $8.75.

· The provision for loan and lease losses for the third quarter of 2009 will increase from $2.6 million to approximately $24.5 million. As a result of the increased provision for loan losses for the third quarter of 2009, the provision for loan and lease losses is expected to increase from $7.4 million to approximately $29.3 million for nine months ended September 30, 2009.

· Interest income from loans and leases for the three and nine month periods ended September 30, 2009 is expected to decrease from $4.6 million and $13.5 million to approximately $4.4 million and $13.3 million, respectively, and net interest income for the three and nine month periods ended September 30, 2009 is expected to decrease from $3.8 million and $11.0 million to approximately $3.6 million and $10.8 million, respectively.

· Other assets will increase from $9.8 million to $13.4 million as of September 30, 2009 as a result of increases to the tax benefit and the establishment of a valuation allowance on deferred tax assets as a result of the larger loss.

· Impaired loans will decrease from $48.5 million to approximately $33.3 million as of September 30, 2009 as a result of the impaired amounts of collateral-dependant loans being charged off. Non accrual loans will increase from $6.6 million to approximately $26.6 million.

· Loans and lease financing receivables net of deferred loan fees, will decline to approximately $270.9 million as of September 30, 2009 from the previously reported level of $286.0 million and the allowance for loan and lease losses will increase to approximately $12.8 million from the previously reported $6.0 million. Total assets will decline to $335.6 million as of September 30, 2009 from the previously reported level of $354.2 million.

The adjustments described above would result in a decrease in total shareholders' equity at September 30, 2009 of approximately $18.5 million to approximately $19.2 million from the previously reported amount of $37.7 million. On a preliminary basis, the Company estimates that the Bank's leverage ratio, tier 1 risk-based capital ratio and total risk-based capital ratio will decline to approximately 4.16%, 5.11% and 6.40%, respectively, at September 30, 2009. Well capitalized banks are generally required to maintain a leverage ratio of 5%, a tier 1 risk-based capital ratio of 6% and total risk-based capital ratio of 10%.

The Company notes that the financial information set forth above reflects the Company's estimates as of the date of this filing and that management is continuing its analysis with respect to any other potential additional adjustments that may be necessary or appropriate.

Management is in the process of re-evaluating the effectiveness of the Company's disclosure controls and procedures as of September 30, 2009 and identifying any material weaknesses in the Company's internal controls over financial reporting. Management intends to complete its evaluation as promptly as possible. If material weaknesses are identified, the Company's Audit Committee has directed management to promptly develop such modifications to its internal control processes and procedures as may be necessary to address the identified material weaknesses.

The Company has discussed the matters disclosed in this Item 4.02 with Richardson & Company, the Company's independent registered public accounting firm.

Item 8.01   Other Events.

The Company is evaluating the impact that the revised financial information discussed above will have on its financial condition and results of operations as of and for the quarter and year ended December 31, 2009. Accordingly, the Company does not anticipate issuing an earnings release for 2009 before the Company files its Annual Report of Form 10-K for 2009. On February 1, 2010, the FDIC notified the Bank's Board of Directors that the Bank met the classification of undercapitalized, and the need to prepare and file a capital restoration plan, and comply with certain restrictions on asset growth, acquisitions, payment of dividends, management fees, any other capital distributions.

Forward Looking Statements

This Report includes "forward looking statements" that involve uncertainties and risks. There can be no assurance that actual results will not differ materially from the Company's expectations or any results expressed or implied by such forward looking statements. Factors which could cause materially different results include, among others, the risk that the revised accounting treatment described herein changes, as may be determined by the Company and/or as required by the SEC or other regulatory agencies; the risk that these matters could adversely affect the Company's ability to make timely filings with the Commission; risks of damage to the Company's business and reputation arising from these matters; and other risks and uncertainties discussed more fully in the Company's SEC filings, including those discussed under Item 1A, "Risk Factors," in the Company's annual report on Form 10-K for the year ended December 31, 2008, and in subsequent quarterly reports on Form 10-Q. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report, except as required under federal securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOMA VALLEY BANCORP,
a California Corporation

Dated: February 19, 2010   /s/Sean C. Cutting
                                    Sean C. Cutting,
                                    Chief Executive Officer